                         SIMPSON THACHER & BARTLETT LLP
                                  (CHARACTERS)

                                AMERICAN LAWYERS
                              ICBC TOWER, 7TH FLOOR
                                  3 GARDEN ROAD
                                    HONG KONG
                                 (852) 2514-7600

                           FACSIMILE: (852) 2869-7694

DIRECT DIAL NUMBER                                                E-MAIL ADDRESS
(852) 2514-7650                                                  clin@stblaw.com




                                                                   July 24, 2006

                 Re: Siliconware Precision Industries Co., Ltd.
                     Form 20-F for the Year Ended December 31, 2004 File No. 000-30702

Ms. Michele Gohlke
Branch Chief
Ms. Tara Harkins
Staff Accountant
Mr. Kevin Vaughn
Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Office 3536
Washington, D.C. 20549

Dear Ms. Gohlke, Ms. Harkins, and Mr. Vaughn:

         On behalf of Siliconware Precision Industries Co., Ltd. (the "COMPANY"), we are writing in regard to the correspondence and discussions among representatives of the Company, the Company's outside independent auditors and U.S. legal counsel, and members of the staff of the Securities and Exchange Commission with respect to the above-referenced annual report on Form 20-F (the "2004 ANNUAL REPORT").

         Based on our previous correspondence and conversations with the Staff, we have revised our letter of June 9, 2006 to include supplemental information prepared by the Company and input from the Staff to clarify the response further. Primarily, this has involved inserting certain additional clarification with regard to the reconciliation between ROC GAAP and additional reasoning for the impact on diluted earnings per share. As the Company's US GAAP 2005 financials were not prepared at the time of the original correspondence, we have also not included such data here. After the Staff reviews this letter and the clarifications contained herein, and in order to reach final resolution on the Staff's comments, the Company would request that the Staff respond to the Company with a final determination as to whether it has any unresolved comment relating to the Company's 2004 Annual Report, in particular the comment raised by the Staff in its letter of April 24, 2006 relating to the restatement of the Company's prior period financial statements to account for embedded derivatives. The Company appreciates your cooperation and assistance in this matter.

                                       ***

         If you have any questions or wish to discuss any matters with respect to the responses set forth above, please do not hesitate to contact Chris Lin at 011-852-2514-7650 or Daniel Fertig at 011-852-2514-7660 or send either of us an email at clin@stblaw.com or dfertig@stblaw.com, or Mr. Joseph Chou of PricewaterhouseCoopers at: 011-886-2-2729-6693 or by e-mail at:
Joseph.Chou@mail.pwcglobal.com.tw.

                                                    Very truly yours,

                                                    /s/ Daniel Fertig
                                                    for Chris Lin

                                                    Chris Lin
                                                    Daniel Fertig

cc:   Ms. Eva Chen
      Ms. Yuling Chung
      Siliconware Precision Industries Co., Ltd.

      Mr. Joseph Chou
      PricewaterhouseCoopers

APPENDIX A

ITEM 3. KEY INFORMATION

    A. Selected Financial Data

         The selected financial data shown below should be read in conjunction with "Item 5. Operating and Financial Review and Prospects," and the financial statements and the notes to those statements included elsewhere in this annual report. The selected statement of income data for the years ended December 31, 2003, 2004 and 2005 and the selected balance sheet data as of December 31, 2004 and 2005 have been derived from our audited financial statements included elsewhere in this annual report. The selected statement of income data for the years ended December 31, 2001 and 2002 and the selected balance sheet data as of December 31, 2001, 2002, and 2003 have been derived from our audited financial statements not included in this annual report. The financial statements have been prepared and presented according to generally accepted accounting principles in the Republic of China, or ROC GAAP, which differ in many important respects from generally accepted accounting principles in the United States, or US GAAP. For a discussion of the material differences, see note 30 to our financial statements included elsewhere in this annual report. Some of our statement of income and balance sheet data items have been reconciled to US GAAP as shown below.

                                                                        YEAR ENDED DECEMBER 31,
                                     --------------------------------------------------------------------------------------------
                                      2001             2002             2003             2004                      2005
                                     -------          -------          -------          -------          ------------------------
                                       NT$              NT$              NT$              NT$              NT$             US$(6)
                                     -------          -------          -------          -------          -------          -------
                                    (IN MILLIONS, EXCEPT EARNINGS (LOSS) OR DIVIDENDS PER SHARE AND PER ADS DATA)
INCOME STATEMENT DATA:
ROC GAAP
  Net operating revenues              16,530           22,299           27,411           35,252           43,488            1,326
  Cost of goods sold                 (15,109)         (20,210)         (23,298)         (28,871)         (33,960)          (1,035)
                                     -------          -------          -------          -------          -------          -------
  Gross profit                         1,421            2,089            4,113            6,381            9,528              291
                                     -------          -------          -------          -------          -------          -------
  Operating expenses                  (1,428)          (1,542)          (1,592)          (2,048)          (2,279)             (70)
                                     -------          -------          -------          -------          -------          -------
  Operating income                        (7)             547            2,521            4,333            7,249              221
  Equity investment income
   (loss)(1)                          (1,199)              61             (533)             308              448               14
  Other non-operating
   income(1)                             608              469              882              732              853               26
  Other non-operating
   expenses                             (884)            (797)            (667)          (1,548)            (941)             (29)
                                     -------          -------          -------          -------          -------          -------
  Income (loss) before
   income tax(1)                      (1,482)             280            2,203            3,825            7,609              232
  Income tax benefit                     283              145              636              457              (16)            (0.5)
                                     -------          -------          -------          -------          -------          -------
  Income from continuing
   operations                         (1,183)             425            2,839            4,282            7,593            231.5
                                     -------          -------          -------          -------          -------          -------
  Cumulative effects of
   changes in accounting
   principles                             --               --               --               --              651             19.5
                                                                                                         -------          -------
  Net income (loss)(1)(2)             (1,183)             425            2,839            4,282            8,244              251
                                     =======          =======          =======          =======          =======          =======

                                                                        YEAR ENDED DECEMBER 31,
                                     --------------------------------------------------------------------------------------------
                                      2001             2002             2003             2004                      2005
                                     -------          -------          -------          -------          ------------------------
                                       NT$              NT$              NT$              NT$              NT$             US$(6)
                                     -------          -------          -------          -------          -------          -------
                                    (IN MILLIONS, EXCEPT EARNINGS (LOSS) OR DIVIDENDS PER SHARE AND PER ADS DATA)

  Earnings (loss) per
   share(3)

    Basic                              (0.54)            0.19             1.30             1.93             3.59             0.11

    Diluted                            (0.54)            0.19             1.18             1.51             3.38             0.10
  Shares used in per share
   calculation (average, as
   adjusted)(2)
    Basic                              2,195            2,169            2,182            2,216            2,294             2294
    Diluted                            2,195            2,169            2,448            2,604            2,670             2670
  Earnings (loss) per ADS(3)

    Basic                              (2.70)            0.95             6.50             9.65            17.95             0.55

    Diluted                            (2.70)            0.95             5.90             7.55            16.90             0.52
  Dividends per share(4)                1.45               --               --             1.35             1.55             0.05
  ADSs used in per ADS
   calculation (average, as
   adjusted)(3)
    Basic                                439              434              436              443              459              459
    Diluted                              439              434              490              521              534              534



                                                                        YEAR ENDED DECEMBER 31,
                                     --------------------------------------------------------------------------------------------
                                       2001             2002             2003            2004                      2005
                                    ---------       ----------       ----------       ----------        ---------------------------
                                       NT$              NT$              NT$              NT$               NT$            US$(6)
                                    ---------       ----------       ----------       ----------        ----------       ----------
                                                    (RESTATED)       (RESTATED)       (RESTATED)
                                    ---------       ----------       ----------       ----------        ----------       ----------
                                    (IN MILLIONS, EXCEPT EARNINGS (LOSS) OR DIVIDENDS PER SHARE AND PER ADS DATA)
US GAAP
Net income (loss)                    (1,790)           (169)          3,097          3,671
Earnings (loss) per share(5)

  Basic                               (0.82)          (0.08)           1.42           1.65

  Diluted                             (0.82)          (0.08)           1.34           1.27
Shares used in per share
 calculation (average, as
 adjusted)(5)
  Basic                               2,176           2,169           2,182          2,225
  Diluted                             2,176           2,169           2,449          2,422
Earnings (loss) per ADS
  Basic                               (4.10)          (0.40)           7.10           8.25
  Diluted                             (4.10)          (0.40)           6.70           6.35
ADSs used in per ADS
 calculation (average, as
 adjusted)(5)
  Basic                                 435             434             436            445
  Diluted                               435             434             514            484



                                                       YEAR ENDED DECEMBER 31,
                             -----------------------------------------------------------------------------
                             2001          2002          2003          2004                  2005
                             -----         -----         -----         -----         ---------------------
                              NT$           NT$           NT$           NT$           NT$           US$(6)
                             -----         -----         -----         -----         -----          ------
                                                            (IN MILLIONS)
OTHER DATA:
ROC GAAP
Capital expenditures         5,474         6,445         4,885         9,785         8,245           251
Depreciation and
 amortization                4,323         4,902         5,185         6,153         6,572           200

                                                                 YEAR ENDED DECEMBER 31,
                                   ---------------------------------------------------------------------------------
                                    2001           2002           2003           2004                   2005
                                   ------         ------         ------         ------         ---------------------
                                     NT$            NT$            NT$            NT$            NT$          US$(6)
                                   ------         ------         ------         ------         ------         ------
                                                                     (IN MILLIONS)
BALANCE SHEET DATA:
ROC GAAP
  Cash and cash equivalents         6,310          5,970         12,203         10,922         12,341            376
  Working capital                   6,176          6,856          4,766         13,492         15,475            472
  Total assets                     42,566         46,236         54,658         58,962         67,175          2,048
  Short-term debt and
    current portion of
    long-term debt                  2,667          2,968         10,342          4,013          1,885             57
  Long-term debt                   10,640         14,143          8,813         16,639         14,644            446
  Total liabilities                16,519         20,057         24,960         25,469         26,350            803
  Total stockholders' equity       26,047         26,179         29,698         33,493         40,825          1,245

                                                                YEAR ENDED DECEMBER 31,
                                 -----------------------------------------------------------------------------------
                                    2001           2002           2003           2004                 2005
                                 ----------     ----------     ----------     ----------    ------------------------
                                    NT$             NT$            NT$            NT$           NT$          US$(6)
                                 ----------     ----------     ----------     ----------    ----------    ----------
                                                (RESTATED)     (RESTATED)     (RESTATED)
                                 ----------     ----------     ----------     ----------    ----------    ----------
                                                                    (IN MILLIONS)
US GAAP
  Total assets                     47,852         50,333         61,756         65,118
  Total liabilities                16,517         20,017         25,419         26,020
  Total stockholders' equity       31,335         30,316         36,337         39,098

Subsequent to the filing of our consolidated financial statements on Form 20-F for the year ended December 31, 2004, we determined that our accounting for the derivative instruments, embedded in our convertible bonds, was incorrect. The accounting for such embedded derivatives is described in footnote 31. We have corrected our U.S. GAAP reconciliation for the years ended December 31, 2002, 2003, and 2004, accordingly. However, we discuss the results of restatement only for the years ended December 31, 2003 and 2004 in our financial statements. The effects of the amendments made for the year 2002 not included in footnote 30 are set out below:

(in millions)                  As reported      Restatement       As restated
--------------------------------------------------------------------------------
Net income                            (223)              54             (169)
Earnings(Loss) per share:
Basic                                (0.11)            0.03            (0.08)
Diluted                              (0.11)            0.03            (0.08)

Total assets                        50,333                0           50,333

Total liabilities                   20,071              (54)          20,017

Total shareholders' equity          30,262               54           30,316

APPENDIX B

[NOTE: RECONCILIATIONS OTHER THAN THAT RELATED TO EMBEDDED DERIVATIVES HAVE BEEN EXCLUDED FOR PURPOSES OF THIS APPENDIX B]

US GAAP RECONCILIATION

         Our financial statements have been prepared in accordance with ROC GAAP, which differs in certain significant respects from US GAAP. The US GAAP information in note 30 to the consolidated financial statements summarize the principal differences between the amounts determined in accordance with our accounting policy, which is based on ROC GAAP, and determined in accordance with US GAAP together with reconciliation of net income and shareholders' equity from a ROC GAAP basis to a US GAAP basis. The following table shows a comparison of our net income and stockholders' equity according to ROC GAAP and US GAAP for the periods indicated.

                                                                             FOR THE YEARS ENDED DECEMBER 31,
                                                                   -------------------------------------------------
                                                                     2003            2004                2005
                                                                   -------------------------------------------------
                                                                      NT$             NT$          NT$          US$
                                                                   [RESTATED]      [RESTATED]
                                                                                        (IN MILLIONS)
Net income as reported under ROC GAAP                                2,839           4,282
US GAAP adjustments:
   Compensated absences                                                 (2)              1
   Compensation                                                       (341)           (699)
   Impairment on long-term investments                                  --              --
   Embedded derivative                                                  86             (80)
   Adjustment to the gain on disposal of available for sale
    marketable securities                                               --              (2)
   Trading marketable securities                                         6              --
   Treasury stock transferred to employee                             (154)           (193)
Equity investments:
   Timing difference                                                   631             399
   Net income/floss) variance between US GAAP and ROC GAAP             (30)             (8)
   Accounting for income (loss) in preferred stock                      87             (29)
   Technology and know-how contributed to a joint venture
    investee                                                            (6)             --
Total US GAAP adjustments                                              277            (611)
Taxation effect                                                        (19)             --
                                                                    ----------------------
Net income under US GAAP                                            $ 3,097        $ 3,671
                                                                    ----------------------

         Reconciliation of Consolidated Net Income

         Reconciliation of Consolidated Shareholders' Equity

         The following are the most significant differences between ROC GAAP and US GAAP as they relate to our net income and shareholders' equity. For other GAAP differences, please refer to note 30 to our consolidated financial statements included elsewhere in this annual report.

                                                                                  AS OF DECEMBER 31,
                                                                 ---------------------------------------------------
                                                                    2003              2004               2005
                                                                 ---------------------------------------------------
                                                                     NT$               NT$          NT$          US$
                                                                 [RESTATED]               [RESTATED]
                                                                                       (IN MILLIONS)
Total shareholders' equity as reported under ROC
GAAP                                                                29,698            33,493
US GAAP adjustments:
   Compensated absences                                                (21)              (20)
   Compensation                                                       (342)             (438)
   Impairment on long-term investments                                (213)             (213)
   Embedded derivative                                                  87                 7
   Available for sale marketable securities                          2,072               852
Equity investments:
   Timing difference                                                   259               658
   Net income variance between US GAAP and ROC GAAP                     97                88
   Accounting for income in preferred stock                             29                --
   Technology and know-how contributed to a joint venture
    investee                                                          (210)             (210)
   Siguard merged Universal                                             --                --
   Acquisition of Siliconware Corp.                                  4,874             4,874
   Taxation effect                                                       7                 7
                                                                  --------------------------
Shareholders' equity under US GAAP                                $ 36,337          $ 39,098
                                                                  --------------------------

         ........ [NOTE: SIGNIFICANT DIFFERENCES BETWEEN ROC GAAP AND US GAAP
OTHER THAN THAT RELATED TO EMBEDDED DERIVATIVES HAVE BEEN EXCLUDED FOR PURPOSES OF THIS APPENDIX B]

EMBEDDED DERIVATIVES

Under ROC GAAP, investment in convertible or exchangeable bonds is carried at the lower of cost or market value. Under US GAAP, the convertible or exchangeable option is considered an embedded derivative instrument and must be separated from the host contract and accounted for as though it was a discrete derivative instrument. The derivative instrument is measured at fair value, with changes in the fair value reported in earnings. Such adjustments to the carrying amount of the embedded derivative would remain part of the carrying amount of that asset until the asset is sold, at which time the entire carrying amount of the embedded derivative would be recognized as the cost of the item sold in determining earnings. If an entity were unable to reliably identify and measure the embedded derivative instrument for separation from the host contract, the entire contract would have to be measured at fair value, with gains and losses recognized in earnings.

APPENDIX C


[NOTE: DISCUSSIONS OF RECONCILIATIONS OTHER THAN THAT RELATED TO EMBEDDED DERIVATIVES HAVE BEEN EXCLUDED FOR PURPOSES OF THIS APPENDIX C.]


30.      US GAAP Reconciliation


         The accompanying consolidated financial statements have been prepared in conformity with "Rules Governing the Preparation of Financial Statements of Securities Issuers" and accounting principles generally accepted in the Republic of China ("ROC GAAP"), which differ in certain material respects from generally accepted accounting principles in the United States ("US GAAP"). Such differences involve methods for measuring the amounts shown in the financial statements, as well as additional disclosures required by US GAAP.


         Subsequent to the filing of our initial consolidated financial statements on Form 20-F for the year ended December 31, 2004, we determined that our accounting for the derivative instruments, embedded in our convertible bonds, was incorrect, because we did not bifurcate the embedded derivatives and mark to market. The correct accounting for such embedded derivatives is described in footnote (10) below. We have corrected our U.S. GAAP reconciliation for the years ended December 31, 2003 and 2004 accordingly.

                                                        For the year ended December 31, 2003[ ]
                                            --------------------------------------------------------------
                                            As reported[ ]         Restatement[ ][ ]       As restated[ ]
                                            ------------------     -----------------       ---------------
Net Income                                           3,247,880             (150,561)            3,097,319
Basic earning per share (in dollars)[ ]                   1.49                (0.07)                 1.42
Diluted earning per share (in dollars)[ ]                 1.32                 0.02                  1.34



                                                               As of December 31, 2003[ ]
                                            --------------------------------------------------------------
                                            As reported[ ]         Restatement[ ][ ]       As restated[ ]
                                            ------------------     -----------------       ---------------
Total Assets[ ]                                     61,755,948                                  61,755,948
Total Liabilities[ ]                                25,321,956                96,569            25,418,525
Shareholders' equity[ ]                             36,433,992               (96,569)           36,337,423



                                                          For the year ended December 31, 2004[ ]
                                            --------------------------------------------------------------
                                            As reported[ ]         Restatement[ ][ ]       As restated[ ]
                                            ------------------     -----------------       ---------------
Net Income                                           3,667,147                 3,894             3,671,041
Basic earning per share (in dollars)[ ]                   1.65                  0.00                  1.65
Diluted earning per share (in dollars)[ ]                 1.41                 (0.14)                 1.27


                                                               As of December 31, 2004
                                            --------------------------------------------------------------
                                            As reported[ ]         Restatement[ ][ ]       As restated[ ]
                                            ------------------     -----------------       ---------------
Total Assets[ ]                                     65,118,245                                  65,118,245
Total Liabilities[ ]                                25,927,437                92,675            26,020,112
Shareholders' equity[ ]                             39,190,808               (92,675)           39,098,133

     The effects of the amendments to the consolidated financial statements under US GAAP are summarized as follows:

The following is a summary of the material adjustments to net income (loss) and shareholders' equity, which would be required in reconciling the significant differences between ROC

                                                                                 For the years ended December 31,
                                                              --------------------------------------------------------------------
                                                                 2003                 2004                         2005
                                                              -----------          -----------       -----------------------------
                                                                  NT$                  NT$               NT$                US$
                                                               [Restated]         [Restated]
Net income as reported under ROC GAAP                         $ 2,838,716          $ 4,282,177
US GAAP adjustments:
  Compensated absences                                             (1,400)                 800
  Compensation                                                   (341,324)            (699,072)
  Impairment on long-term investments                                  --                   --
  Embedded derivative                                              86,231              (80,154)
  Adjustment to the gain on disposal of available for
   sale marketable securities                                          --               (1,431)
  Trading marketable securities                                     5,536                   --
  Treasury stock transferred to employee                         (154,342)            (192,498)
  Equity investments:
     Timing difference                                            630,697              398,686
     Net income (loss) variance between US GAAP
      and ROC GAAP                                                (29,515)              (8,322)
     Accounting for income (loss) in preferred stock               87,291              (28,885)
     Technology and know-how contributed to a joint
      venture investee                                             (6,000)                  --
  Total US GAAP adjustments                                       277,174             (610,876)
  Taxation effect                                                 (18,571)                (260)
                                                              -----------          -----------       -----------       -----------
Net income under US GAAP                                      $ 3,097,319          $ 3,671,041
                                                              ===========          ===========       ===========       ===========
Earnings (loss) per share under US GAAP (in dollars)
  Basic                                                       $      1.42          $      1.65
                                                              ===========          ===========       ===========       ===========
  Diluted                                                     $      1.34          $      1.27
                                                              ===========          ===========       ===========       ===========
Weighted average number of common stock
outstanding (in thousands)
  Basic                                                         2,182,101            2,225,312
  Effect of dilutive securities
     Employee stock option                                         13,741               27,681
     2nd Euro convertible bonds                                   252,708              168 668
     3rd Euro convertible bonds                                        --
                                                              -----------          -----------       -----------       -----------
  Diluted                                                       2,448,550            2,421,661
                                                              ===========          ===========       ===========       ===========

GAAP and US GAAP: Reconciliation of consolidated net income:

           SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

         As the correction of our accounting error regarding the embedded derivatives, we recalculated the diluted earnings per share (diluted EPS) in accordance with SFAS No. 128. We first use the if-converted method to measure the dilutive effects of potential conversion of our overseas convertible bonds. We also use treasury method to calculate the dilutive effects of our employee stock option plans. The total adjustment amount, after taking into account of compensated interest expenses, unrealized foreign exchange gain/loss, amortization of bond issuance costs, and mark-to-market gain or loss on embedded derivatives bifurcated from the host bonds, to the numerator was NT$178,303, NT$(597,289), and NT$ ( ) in 2003, 2004, and 2005. The denominator, weighted average number of shares outstanding, was increased by the additional shares, which are assumed to be issued as if our overseas convertible bonds were converted and employee stock option exercised, and retroactively adjusted for the 8% stock dividend distributed in 2005 to 2,448,550 thousand shares, 2,421,661 thousand shares, and ( ) thousand shares in 2003, 2004, and 2005, respectively. The dilutive effects of our overseas convertible bonds and employee stock option on EPS are summarized as follows:


                                                            2003                    2004           2005
                                                       ------------------------------------------------------
                                                         [Restated]              [Restated]
Net Income                                                3,247,880              3,667,147
Restate                                                    (150,561)                 3,894
Total Adjustments                                           178,303               (597,289)
                                                       ------------------------------------------------------
Numerator of diluted EPS calculation(1)                   3,275,622              3,073,752
Shares(without retroactive adjustment):
   Basic                                                  2,020,464              2,060,474
   Employee stock option                                     12,723                 25,631
   2nd Euro convertible bonds(2)                            233,989                     --
   3rd Euro convertible bonds(3)                                 --                156,174
                                                       ------------------------------------------------------
Total shares(without retroactive adjustment)(4)           2,267,176(5)           2,242,279(5)
Total shares                                              2,448,550              2,421,661
Diluted EPS Note:                                              1.34                   1.27

Note:

(1) SFAS No. 128 Paragraph 26 and 29 adjustment

(2) 2nd ECB was anti-dilutive in 2004 and 2005

(3) 3rd ECB was anti-dilutive in 2003 and 2005

(4) SFAS No. 128 Paragraph 28 and 29 adjustment

(5) Retroactive adjustment for the 8% stock dividend distributed in 2005

           SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Reconciliation of consolidated shareholders' equity:

                                                                                 For the years ended December 31,
                                                             ---------------------------------------------------------------------
                                                                 2003                 2004                         2005
                                                             ------------          ------------      -----------------------------
                                                                  NT$                  NT$               NT$                US$
                                                              [Restated]            [Restated]
Total shareholders' equity as reported under                 $ 29,698,209          $ 33,493,043                        $        --
  ROCGAAP
US GAAP adjustments:
  Compensated absences                                            (21,100)              (20,300)                                --

  Compensation                                                   (341,324)             (437,841)                                --

  Impairment on long-term investments                            (212,569)             (212,569)                                --

  Embedded derivative                                              87,331                 7,177                                 --
  Available for sale marketable securities                      2,072,151               852,678                                 --
  Equity investments:
     Timing difference                                            259,167               657,853                                 --
     Net income (loss) variance between US
        GAAP and ROC GAAP                                          96,732                88,411                                 --
     Accounting for income (loss) in preferred stock               28,885                    --               --                --
     Technology and know-how contributed to
         a joint venture investee                                (210,417)             (210,417)                                --
  Acquisition of Siliconware Corp.                              4,873,500             4,873,500                                 --
  Taxation effect                                                   6,858                 6,598                                 --
                                                             ------------          ------------      -----------       -----------
Shareholders' equity under US GAAP                           $ 36,337,423          $ 39,098,133               --       $        --
                                                             ============          ============      ===========       ===========

Movements in shareholders' equity in accordance with US GAAP:

                                                                              2004               2005
                                                                         ------------       ---------------
                                                                              NT$           NT$         US$
                                                                           [Restated]
Balance at January 1, as reported                                        $ 36,433,992                $   --
                    Restatement                                               (96,569)
                    as restated                                          $ 36,337,423
Net income under US GAAP                                                    3,671,041           --       --
Employee stock bonus                                                          471,729                    --
Adjustment for investee companies' capital reserve                            (10,862)                   --
Cumulative translation adjustment on long-term investment                    (144,331)                   --
Change in fair value of available for sale marketable securities           (1,218,042)                   --
Conversion of Euro convertible bonds                                          307,161                    --
Treasury stock                                                                337,625                    --
Cash Dividends                                                               (663,066)                   --
Cash dividends for treasury stock held by subsidiaries                          9,455                    --
                                                                         ------------       ------   ------
Balance at December 31                                                   $ 39,098,133       $   --   $   --
                                                                         ============       ======   ======

           SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The balance sheet accounts under US GAAP is as follows: (The new balance sheet with the rounding numbers correspond to those in our 20-F is attached as follows. Please use this one)

                                                       2004                       2005
                                                   ------------       -----------------------------
                                                        NT$               NT$               US$
                                                   ------------       -----------       -----------
                                                    [Restated]
Current Assets
  Cash and cash equivalents                        $10,722,351
  Short-term investments                             2,143,012
  Notes receivable, net                                 72,083
  Accounts receivable, net                           5,720,274
  Inventories                                        1,977,001
  Other current assets                               1,672,166
                                                   -----------        -----------       -----------
                                                   $22,306,887
                                                   -----------        -----------       -----------
Long-term investments                                8,092,145
Property, plant and equipment                       27,188,884
Intangible assets                                    4,873,500
Other assets                                         2,656,829
                                                   -----------        -----------       -----------
Total Assets                                       $65,118,245
                                                   ===========        ===========       ===========
Current liabilities                                 10,458,068
Long-term liabilities                               15,524,768
Other liabilities                                       37,276
                                                   -----------        -----------       -----------
Total Liabilities                                   26,020,112
Total Stockholders' Equity                          39,098,133
                                                   -----------        -----------       -----------
Total Liabilities and Stockholders' Equity         $65,118,245
                                                   ===========        ===========       ===========

           SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

         (10) Embedded Derivatives

              Under ROC GAAP, when an issuer issues convertible bonds, the entire instrument is recorded as a liability at an amount equal to the proceeds received. Any discount or premium to the par value of the convertible bond is amortized in the statement of operation by using the effective interest rate method. If the convertible bonds contain a redemption premium above their par value amount, the excess is accrued, using the effective interest rate method, over the period to redemption as a charge to interest expense. Upon conversion, the carrying value of the bond is credited to common stock at its par value and the difference between the carrying value of the bond and the par value of the stock is recorded to additional paid-in capital. No gain or loss is recognized.

              Under US GAAP, in accordance with SFAS 133, "Accounting for Derivative Instruments and Hedging Activities", the conversion feature embedded in a bond does not have to be separately accounted for as a derivative at fair value if the feature is indexed only to the issuer's own stock and would otherwise be classified in stockholders' equity in the issuer's statement of financial position (the "Scope Exception").

              The Company had issued zero-coupon convertible bonds on January 28, 2002 amounting to US$200,000 thousand (the "2002 Bonds"). The 2002 Bonds were denominated in US dollars and allowed the bondholders to redeem at 105.9185% of their par value on July 29, 2004. The premium put option and the conversion option are treated as a single-compound derivative instrument. Further, under US GAAP, the embedded feature with the combination of mutually exclusive choices, i.e., conversion of the debt to equity or redemption at a multiple of the 2002 Bonds par value, does not qualify for the Scope Exception. Additionally, our 2002 Bonds allowed the bondholders to convert into either the Company's common stock which is traded on the Taiwan Stock Exchange (denominated in New Taiwan Dollar) or into the Company's ADSs which are traded on NASDAQ (denominated in US Dollars). The conversion terms contain a fixed foreign exchange feature which determined the rate at which the bonds were to be converted into New Taiwan Dollar stock. The combination of the conversion option and the fixed foreign exchange rate means that the 2002 Bonds are dual indexed and therefore not eligible for the Scope Exception. On February 5, 2004, the Company issued zero-coupon convertible bonds amounting to US$200,000 thousand

           SILICONWARE PRECISION INDUSTRIES CO., LTD. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

              (the "2004 Bonds"). Similar to the 2002 Bonds, the 2004 Bonds permit the bondholders to convert those bonds into either the Company's New Taiwan Dollar shares or U.S. dollar ADSs resulting in those bonds being dual indexed and also not eligible for the Scope Exception. Both the compound embedded derivative in the 2002 Bonds and the embedded conversion option in the 2004 Bonds are accounted for as derivative instruments in accordance with FAS 133 with changes in fair value recognized in the income statement. The Company also recognized interest expense of NT$222,949 thousand, NT$461,114 thousand, NT$( ) thousand arising from the amortization of bond discount and gain (loss) of NT$0 thousands, NT$(193,684) thousand, and NT$( ) thousand on subsequent conversion and/or buyback of convertible bonds in 2003, 2004 and 2005, respectively.

              As of December 31, 2003, 2004 and 2005, the net gain (loss) recognized from applying derivative accounting amounting to NT$(150,561) thousand, NT$3,894 thousand and NT$( ) thousand, respectively.